UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 5)*

Astra Space, Inc.

(Name of Issuer)

Class A Common Stock, Par Value $0.0001 per share

(Title of Class of Securities)

04634X 20 2

(CUSIP Number)

ACME, LLC

Attn: Mike Derrick, Chief Financial Officer

350 Mission Street, Floor 25

San Francisco, CA 94015

(415) 805-8507

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 18, 2024

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 04634X 20 2	Schedule 13D	Page 2 of 8 Pages

1.	Names of Reporting Persons SherpaVentures Fund II, LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13.	Percent of Class Represented by Amount in Row (11) 0.0%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 04634X 20 2	Schedule 13D	Page 3 of 8 Pages

1.	Names of Reporting Persons SherpaVentures Fund II GP, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13.	Percent of Class Represented by Amount in Row (11) 0.0%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 04634X 20 2	Schedule 13D	Page 4 of 8 Pages

1.	Names of Reporting Persons Eagle Creek Capital, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13.	Percent of Class Represented by Amount in Row (11) 0.0%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 04634X 20 2	Schedule 13D	Page 5 of 8 Pages

1.	Names of Reporting Persons Scott Stanford
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13.	Percent of Class Represented by Amount in Row (11) 0.0%
14.	Type of Reporting Person (See Instructions) IN

Explanatory Note: This Amendment No. 5 (“Amendment No. 5”), which amends the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on July 12, 2021, and amended on October 23, 2023, November 9, 2023, November 27, 2023 and March 12, 2024 (as amended, the “Original Schedule 13D”) filed on behalf of SherpaVentures Fund II, LP (“ACME Fund II”), SherpaVentures Fund II GP, LLC (“ACME GP II”), Eagle Creek Capital, LLC (“Eagle Creek”) and Scott Stanford (together with ACME Fund II, ACME GP II and Eagle Creek, collectively, the “Reporting Persons”) relates to the Class A Common Stock, par value $0.0001 per share (“Class A Common Stock”) of Astra Space, Inc., a Delaware corporation (the “Issuer”). Information reported in the Original Schedule 13D remains in effect except to the extent that it is amended, restated or superseded by information contained in this Amendment. Capitalized terms used but not defined in this Amendment have the respective meanings set forth in the Original Schedule 13D. All references in the Original Schedule 13D and this Amendment shall be deemed to refer to the Original Schedule 13D as amended and supplemented by this Amendment No. 5.

Item 4.	Purpose of Transaction

Item 4 of the Original Schedule 13D is hereby amended and supplemented by adding the following at the end of Item 4:

Convertible Notes and Warrants Purchase

On July 3, 2024, ACME Fund II purchased $500,000 in aggregate principal amount of Convertible Notes and Warrants purchase up to 216,584 shares of the Class A Common Stock at a purchase price of $0.125 per Warrant, for an aggregate purchase price of $27,073. The source of the funds to acquire these securities was provided through capital commitments from ACME Fund II’s general and limited partners.

Assignment of Director Equity Awards

Effective May 15, 2024, Mr. Stanford assigned, for no consideration, 39,682 shares of Class A Common Stock to his employer, ACME, LLC. These shares were issued to Mr. Stanford upon the settlement of restricted stock units granted to Mr. Stanford as compensation for his service on the Issuer’s board of directors. Pursuant to an arrangement between Mr. Stanford and ACME, LLC, Mr. Stanford held these awards for the benefit of ACME, LLC.

Merger Closing

On July 18, 2024, pursuant to the Merger Agreement, Merger Sub merged with and into the Issuer, with the Issuer continuing as the surviving company and as a wholly owned subsidiary of Parent. Upon completion of the Merger, all the outstanding shares of Common Stock (other than Rollover Shares) were automatically canceled and converted into and thereafter represent the right to receive the Merger Consideration. All of the Rollover Shares, including the Rollover Shares held by the Reporting Persons, were converted into shares of Parent Series A Preferred Stock. All of the shares held by the Reporting Persons, other than 15,094 shares held by Eagle Creek (the “Cashed Out Shares”), were Rollover Shares and, accordingly, were converted into shares of Parent Series A Preferred Stock. The Cashed Out Shares were canceled and converted into the right to receive the Merger Consideration. In addition, all Convertible Notes were converted into shares of Parent Series A Preferred Stock and the Warrants were exchanged for warrants to purchase shares of Parent Series A Preferred Stock. As a result, the Reporting Persons no longer beneficially own any Class A Shares.

The Class A Common Stock was suspended from trading on the Nasdaq Capital Market (“Nasdaq”) effective as of the opening of trading on July 18, 2024. Nasdaq has filed with the SEC a notification of removal from listing and registration on Form 25 to effect the delisting of all Class A Common Stock from Nasdaq and deregistration of such Class A Common Stock under Section 12(b) of the Act. As a result, the Class A Common Stock will no longer be listed on Nasdaq.

This description of the consummation of the transactions contemplated by the Merger Agreement is qualified in its entirety by reference to the full text of the Merger Agreement, a copy of which was filed as Exhibit E to Amendment No. 4 to this Schedule 13D filed by the Reporting Persons on March 12, 2024 and is incorporated by reference into this Item 4.

Item 5.	Interests in Securities of the Issuer

Item 5 of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

(a), (b)	As a result of the closing of the Merger as described in Item 4, the Reporting Persons ceased to beneficially own any shares of Class A Common Stock or to have voting or dispositive power with respect to any shares of Class A Common Stock. In connection with the closing of the Merger, to the extent the Reporting Persons, together with other securityholders of the Issuer, previously comprised a “group” within the meaning of Section 13(d)(3) of the Act, any such group dissolved. The information disclosed under Item 4 is hereby incorporated by reference into this Item 5.

(c)	Except as set forth herein, none of the Reporting Persons has effected any transactions in shares of the Issuer’s Class A Common Stock since the filing of Amendment No. 4 to this Schedule 13D.

(d)	Not applicable.

(e)	The Reporting Persons ceased to be the beneficial owners of more than five percent of the Class A Common Stock on July 18, 2024.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and supplemented to incorporate by reference the information set forth in Item 4 of this Amendment under the header “Merger Closing.”

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	July 22, 2024

SherpaVentures Fund II, LP

By: SherpaVentures Fund II GP, LLC
Its: General Partner

By:	/s/ Scott Stanford
Scott Stanford, Manager

SherpaVentures Fund II GP, LLC

By:	/s/ Scott Stanford
Scott Stanford, Manager

Eagle Creek Capital, LLC

By:	/s/ Scott Stanford
Scott Stanford, Manager

/s/ Scott Stanford
Scott Stanford

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact
constitute Federal criminal violations (See 18 U.S.C. 1001)